UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DaVita Inc.
(Exact Name of Registrant as Specified in Its Charter)

(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

21250 Hawthorne Blvd., Suite 800, Torrance, CA
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                          (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

On November 14, 2002, our board of directors declared a dividend of one common share purchase right for each outstanding share of our common stock, par value $0.001 per share. The dividend is payable on December 10, 2002 to stockholders of record on November 29, 2002. Each right entitles the registered holder to purchase from DaVita one share of our common stock, at a price of $125.00 per share of common stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement dated as of November 14, 2002, as the same may be amended from time to time, between DaVita and The Bank of New York, as rights agent.

The rights are not exercisable until the “Distribution Date.” Under the Rights Agreement, a “Distribution Date” generally occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock. In general, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock. Until the Distribution Date, the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by such common stock certificates together with a copy of the summary of rights.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the rights), the rights will be transferred with and only with our common stock. Until the Distribution Date (or earlier expiration of the rights), new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the rights), the surrender for transfer of any certificates for shares of our common stock outstanding as of the record date, even without such notation or a copy of the summary of rights, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate. As soon as practicable following the Distribution Date, separate right certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate right certificates alone will evidence the rights.

The rights are not exercisable until the Distribution Date. The rights will expire on November 14, 2012, unless such date is advanced or extended or unless the rights are earlier redeemed or exchanged by DaVita, in each case as described below.

The purchase price payable, and the number of shares of our common stock or preferred stock or other securities or property issuable, upon exercise of the rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock, (ii) upon the grant to holders of our common stock of certain rights or warrants to subscribe for or purchase our common stock at a price, or securities convertible into our common stock with a conversion price, less than the then-current market price of our common stock or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or assets (excluding regular cash dividends or dividends payable in our common stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right that number of shares of our common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an Acquiring Person, DaVita is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a right that number of shares of common stock of the person with whom DaVita has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of our common stock, at an exchange ratio of one share of our common stock per right.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of our common stock will be issued, and in lieu thereof an adjustment in cash will be made based on the current market price of our common stock.

At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at the option of DaVita, in cash, shares of common stock or such other form of consideration as our board of directors shall determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

For so long as the rights are then redeemable, DaVita may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the rights are no longer redeemable, DaVita may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the rights.

The holder of a right will have no rights as a stockholder of DaVita, including, without limitation, the right to vote or to receive dividends or other distributions.

The form of Rights Agreement between DaVita and the rights agent specifying the terms of the Rights, which includes as Exhibit A, the form of Right Certificate, as Exhibit B, the form of Summary of Rights to Purchase Common Stock, and a press release issued by DaVita on November 15, 2002 with respect to the rights, are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the rights is qualified by reference to such exhibits.

Item 2. Exhibits.

1.    Rights Agreement, dated November 14, 2002, between DaVita Inc. and Bank of New York, as Rights Agent, together with the following exhibits thereto: Exhibit A—Form of Right Certificate; and Exhibit B—Summary of Rights to Purchase Shares of Common Stock of DaVita Inc.

2.    Press Release, dated November 15, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 18, 2002		/s/ Steven J. Udicious
	By:	Steven J. Udicious
	Title:	Vice President, Secretary and General Counsel